Registration No.  333-170240
                                                          1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 2690

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on December 14, 2010 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

       Structured Portfolio Plan Defined Portfolio, December 2010 Series

                                    FT 2690

FT 2690 is a series of a unit investment trust, the FT Series. FT 2690 consists of a single portfolio known as Structured Portfolio Plan Defined Portfolio, December 2010 Series (the "Trust"). The Trust invests in a diversified portfolio of 100 common stocks ("Securities") which are selected through application of a two-part growth and value strategy. The Trust seeks above-average capital appreciation. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency and may lose value.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST (R)

                                 1-800-621-1675


                The date of this prospectus is December 14, 2010

                               Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Registered Public Accounting Firm  5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                           11
Portfolio                                               11
Risk Factors                                            14
Hypothetical Performance Information                    15
Public Offering                                         16
Distribution of Units                                   19
The Sponsor's Profits                                   20
The Secondary Market                                    21
How We Purchase Units                                   21
Expenses and Charges                                    21
Tax Status                                              22
Retirement Plans                                        24
Rights of Unit Holders                                  24
Income and Capital Distributions                        24
Redeeming Your Units                                    25
Investing in a New Trust                                26
Removing Securities from the Trust                      27
Amending or Terminating the Indenture                   27
Information on Comerica Securities, Inc.,
      the Sponsor, Trustee and Evaluator                28
Other Information                                       29

                        Summary of Essential Information

       Structured Portfolio Plan Defined Portfolio, December 2010 Series
                                    FT 2690


  At the Opening of Business on the Initial Date of Deposit-December 14, 2010


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.


Initial Number of Units (1)                                                                                   15,050
Fractional Undivided Interest in the Trust per Unit (1)                                                     1/15,050
Public Offering Price:
Public Offering Price per Unit (2)                                                                          $ 10.000
    Less Initial Sales Charge per Unit (3)                                                                     (.100)
                                                                                                            --------
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                 9.900
    Less Deferred Sales Charge per Unit (3)                                                                    (.145)
                                                                                                            --------
Redemption Price per Unit (5)                                                                                  9.755
    Less Creation and Development Fee per Unit (3)(5)                                                          (.050)
    Less Organization Costs per Unit (5)                                                                       (.029)
                                                                                                            --------
Net Asset Value per Unit                                                                                    $  9.676
                                                                                                            ========
Estimated Net Annual Distribution per Unit (6)                                                              $  .2065
Cash CUSIP Number                                                                                         30270B 808
Reinvestment CUSIP Number                                                                                 30270B 816
Fee Accounts Cash CUSIP Number                                                                            30270B 824
Fee Accounts Reinvestment CUSIP Number                                                                    30270B 832
Security Code                                                                                                 069331
Ticker Symbol                                                                                                 FRACEX



First Settlement Date                                          December 17, 2010
Mandatory Termination Date (7)                                 January 18, 2012
Rollover Notification Date (8)                                 January 1, 2012
Special Redemption and Liquidation Period (8)                  January 1, 2012 to January 18, 2012
Distribution Record Date                                       Tenth day of each month, commencing January 10, 2011.
Distribution Date (6)                                          Twenty-fifth day of each month, commencing January 25, 2011.

_____________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends the Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in the Trust's fees and expenses and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of the Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the twenty-fifth day of the month to Unit holders of record on the tenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital Distributions." At the rollover date for Rollover Unit holders or upon termination of the Trust for remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."


                                   Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 13 months and is a unit investment trust rather than mutual fund, this information allows you to compare fees.


                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               _____
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge
Initial sales charge                                                                            1.00%(a)       $.100
Deferred sales charge                                                                           1.45%(b)       $.145
Creation and development fee                                                                    0.50%(c)       $.050
                                                                                                _______        _______
Maximum sales charge (including creation and development fee)                                   2.95%          $.295
                                                                                                =======        =======
Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                    .290%(d)       $.0290
                                                                                                =======        =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                          .080%          $.0080
Trustee's fee and other operating expenses       .                                              .125%(f)       $.0125
                                                                                                _______        _______
Total                                                                                           .205%          $.0205
                                                                                                =======        =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust, the principal amount and distributions are rolled every 13 months into a new Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

1 Year         3 Years        5 Years        10 Years
______         _______        _______        ________
$345           $847           $1,376         $2,822

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing January 20, 2011.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately one month from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of the Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for the Trust. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."


                             Report of Independent
                       Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders

FT 2690


We have audited the accompanying statement of net assets, including the schedule of investments, of FT 2690, comprising Structured Portfolio Plan Defined Portfolio, December 2010 Series (the "Trust"), as of the opening of business on December 14, 2010 (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of the opening of business on December 14, 2010, by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 2690, comprising Structured Portfolio Plan Defined Portfolio, December 2010 Series, at the opening of business on December 14, 2010 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
December 14, 2010

                            Statement of Net Assets

       Structured Portfolio Plan Defined Portfolio, December 2010 Series
                                    FT 2690


 At the Opening of Business on the Initial Date of Deposit-December 14, 2010



                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                         $148,991
Less liability for reimbursement to Sponsor for organization costs (3)                                         (436)
Less liability for deferred sales charge (4)                                                                 (2,182)
Less liability for creation and development fee (5)                                                            (752)
                                                                                                           ________
Net assets                                                                                                 $145,621
                                                                                                           ========
Units outstanding                                                                                            15,050
Net asset value per Unit (6)                                                                               $  9.676

                             ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                      $150,497
Less maximum sales charge (7)                                                                                (4,440)
Less estimated reimbursement to Sponsor for organization costs (3)                                             (436)
                                                                                                           ________
Net assets                                                                                                 $145,621
                                                                                                           ========

______________

                        NOTES TO STATEMENT OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of January 18, 2012.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $200,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0290 per Unit. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of the Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on January 20, 2011 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through March 18, 2011. If Unit holders redeem Units before March 18, 2011, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."


                            Schedule of Investments

       Structured Portfolio Plan Defined Portfolio, December 2010 Series
                                    FT 2690


  At the Opening of Business on the Initial Date of Deposit-December 14, 2010



                                                                       Percentage       Number     Market       Cost of
Ticker Symbol and                                                      of Aggregate     of         Value per    Securities to
Name of Issuer of Securities (1)(3)                                    Offering Price   Shares     Share        the Trust (2)
____________________________________                                   __________       _____      ______       _______
COMMON STOCKS (100%):
Consumer Discretionary (16%):
BWA      BorgWarner, Inc. *                                                1%             22      $66.85       $1,471
CMRG     Casual Male Retail Group Inc. *                                   1%            302        4.94        1,492
CSTR     Coinstar, Inc. *                                                  1%             23       64.07        1,474
CPWM     Cost Plus, Inc. *                                                 1%            137       10.89        1,492
CPY      CPI Corp.                                                         1%             52       28.58        1,486
DIN      DineEquity, Inc. *                                                1%             28       53.14        1,488
KKD      Krispy Kreme Doughnuts Inc. *                                     1%            205        7.26        1,488
MPAA     Motorcar Parts of America, Inc. *                                 1%            118       12.65        1,493
PIR      Pier 1 Imports, Inc. *                                            1%            140       10.65        1,491
ZQK      Quiksilver, Inc. *                                                1%            283        5.27        1,491
RUTH     Ruth's Hospitality Group Inc. *                                   1%            297        5.01        1,488
SHLO     Shiloh Industries, Inc. *                                         1%            117       12.71        1,487
SBGI     Sinclair Broadcast Group, Inc. *                                  1%            182        8.19        1,491
TEN      Tenneco Automotive Inc. *                                         1%             37       40.11        1,484
TRW      TRW Automotive Holdings Corp. *                                   1%             28       52.63        1,474
TUES     Tuesday Morning *                                                 1%            272        5.48        1,491
Consumer Staples (12%):
MO       Altria Group, Inc.                                                1%             60       24.74        1,484
CPB      Campbell Soup Company                                             1%             43       34.52        1,484
CLX      The Clorox Company                                                1%             24       62.43        1,498
CAG      ConAgra Foods, Inc.                                               1%             67       22.20        1,487
HNZ      H.J. Heinz Company                                                1%             30       49.85        1,496
KMB      Kimberly-Clark Corporation                                        1%             24       61.64        1,479
KFT      Kraft Foods Inc.                                                  1%             48       30.88        1,482
LO       Lorillard, Inc.                                                   1%             18       81.97        1,475
PM       Philip Morris International Inc.                                  1%             25       58.70        1,467
RAI      Reynolds American Inc.                                            1%             46       32.07        1,475
STKL     SunOpta Inc. +*                                                   1%            192        7.74        1,486
SYY      SYSCO Corporation                                                 1%             51       29.42        1,500
Energy (8%):
CPE      Callon Petroleum Company *                                        1%            245        6.07        1,487
LNG      Cheniere Energy, Inc. *                                           1%            292        5.11        1,492
COP      ConocoPhillips                                                    1%             23       65.47        1,506
ENB      Enbridge Inc. +                                                   1%             27       55.37        1,495
ICO      International Coal Group, Inc. *                                  1%            183        8.16        1,493


                       Schedule of Investments (cont'd.)

       Structured Portfolio Plan Defined Portfolio, December 2010 Series
                                    FT 2690


  At the Opening of Business on the Initial Date of Deposit-December 14, 2010



                                                                       Percentage       Number     Market       Cost of
Ticker Symbol and                                                      of Aggregate     of         Value per    Securities to
Name of Issuer of Securities (1)(3)                                    Offering Price   Shares     Share        the Trust (2)
____________________________________                                   __________       _____      ______       _______
Energy (cont'd.):
SE       Spectra Energy Corporation                                        1%             60      $24.97       $1,498
TRP      TransCanada Corporation +                                         1%             40       37.35        1,494
WNR      Western Refining, Inc. *                                          1%            157        9.49        1,490
Financials (5%):
CINF     Cincinnati Financial Corporation                                  1%             47       32.03        1,505
CCRT     CompuCredit Holdings Corp.*                                       1%            213        7.01        1,493
FNF      Fidelity National Financial, Inc.                                 1%            107       13.98        1,496
NYX      NYSE Euronext                                                     1%             50       29.56        1,478
SLF      Sun Life Financial Inc. +                                         1%             50       29.95        1,498
Health Care (8%):
ABT      Abbott Laboratories                                               1%             31       47.48        1,472
BMY      Bristol-Myers Squibb Company                                      1%             57       26.26        1,497
LLY      Eli Lilly and Company                                             1%             43       34.97        1,504
JNJ      Johnson & Johnson                                                 1%             24       61.86        1,485
MRK      Merck & Co., Inc.                                                 1%             41       36.10        1,480
MDF      Metropolitan Health Networks Inc. *                               1%            325        4.58        1,488
PDII     PDI, Inc. *                                                       1%            135       11.06        1,493
PFE      Pfizer Inc.                                                       1%             87       17.19        1,496
Industrials (18%):
ATSG     Air Transport Services Group, Inc. *                              1%            195        7.63        1,488
CVGI     Commercial Vehicle Group, Inc. *                                  1%             86       17.37        1,494
GSL      Global Ship Lease, Inc. +*                                        1%            317        4.70        1,490
INTX     Intersections Inc.                                                1%            149        9.97        1,486
LMT      Lockheed Martin Corporation                                       1%             22       68.62        1,510
NNBR     NN, Inc. *                                                        1%            152        9.79        1,488
PACR     Pacer International, Inc. *                                       1%            230        6.49        1,493
PKOH     Park-Ohio Holdings Corp. *                                        1%             66       22.52        1,486
PBI      Pitney Bowes Inc.                                                 1%             63       23.79        1,499
QLTY     Quality Distribution Inc. *                                       1%            169        8.81        1,489
RRD      R. R. Donnelley & Sons Company                                    1%             86       17.31        1,489
SHS      Sauer-Danfoss, Inc. *                                             1%             48       30.80        1,478
TRS      TriMas Corporation *                                              1%             66       22.63        1,494
UAL      United Continental Holdings Inc. *                                1%             59       25.19        1,486
URI      United Rentals, Inc. *                                            1%             66       22.66        1,496
LCC      US Airways Group, Inc. *                                          1%            142       10.51        1,492
WNC      Wabash National Corporation *                                     1%            123       12.14        1,493
WM       Waste Management, Inc.                                            1%             41       36.19        1,484


                       Schedule of Investments (cont'd.)

       Structured Portfolio Plan Defined Portfolio, December 2010 Series
                                    FT 2690


 At the Opening of Business on the Initial Date of Deposit-December 14,  2010



                                                                       Percentage       Number     Market       Cost of
Ticker Symbol and                                                      of Aggregate     of         Value per    Securities to
Name of Issuer of Securities (1)(3)                                    Offering Price   Shares     Share        the Trust (2)
____________________________________                                   __________       _____      ______       _______
Information Technology (7%):
AUDC     AudioCodes Ltd. +*                                                1%            251      $ 5.93       $1,488
ACLS     Axcelis Technologies, Inc. *                                      1%            473        3.15        1,490
DDIC     DDI Corp.                                                         1%            127       11.70        1,486
KEM      KEMET Corporation *                                               1%            120       12.46        1,495
LORL     Loral Space & Communications Inc. *                               1%             20       75.60        1,512
PWER     Power-One, Inc. *                                                 1%            136       10.99        1,495
WSTL     Westell Technologies, Inc. (Class A) *                            1%            507        2.94        1,491
Materials (7%):
BKI      Buckeye Technologies Inc.                                         1%             71       20.92        1,485
DD       E.I. du Pont de Nemours and Company                               1%             31       48.56        1,505
IOSP     Innospec, Inc. *                                                  1%             68       21.97        1,494
MWV      MeadWestvaco Corporation                                          1%             58       25.88        1,501
MERC     Mercer International Inc. +*                                      1%            219        6.80        1,489
NUE      Nucor Corporation                                                 1%             35       42.71        1,495
TPCG     TPC Group Inc. *                                                  1%             53       27.95        1,481
Telecommunication Services (7%):
T        AT&T Inc.                                                         1%             52       28.78        1,497
BCE      BCE Inc. +                                                        1%             42       35.34        1,484
CTL      CenturyLink, Inc.                                                 1%             33       45.22        1,492
IDT      IDT Corporation (Class B)                                         1%             53       28.20        1,495
RCI      Rogers Communications, Inc. (Class B) +                           1%             43       34.62        1,489
TU       TELUS Corporation +                                               1%             34       43.76        1,488
VZ       Verizon Communications Inc.                                       1%             44       34.11        1,501
Utilities (12%):
AEE      Ameren Corporation                                                1%             52       28.55        1,485
CNP      CenterPoint Energy, Inc.                                          1%             94       15.93        1,497
CMS      CMS Energy Corporation                                            1%             79       18.89        1,492
ED       Consolidated Edison, Inc. (Con Edison)                            1%             30       49.18        1,475
CEG      Constellation Energy Group                                        1%             53       28.09        1,489
D        Dominion Resources, Inc.                                          1%             35       42.05        1,472
DTE      DTE Energy Company                                                1%             32       46.21        1,479
NI       NiSource Inc.                                                     1%             86       17.31        1,489
PCG      PG&E Corporation                                                  1%             32       47.23        1,511
PEG      Public Service Enterprise Group Incorporated                      1%             48       31.18        1,497
SCG      SCANA Corporation                                                 1%             37       40.57        1,501
XEL      Xcel Energy, Inc.                                                 1%             63       23.53        1,482
                                                                       ______                                ________
            Total Investments                                            100%                                $148,991
                                                                       ======                                ========

___________

See "Notes to Schedule of Investments" on page 10.

Page 9
                    NOTES TO SCHEDULE OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on December 14, 2010. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," the Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust)are $149,436 and $445, respectively.

(3) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 10% of the investments of the Trust.

+ This Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt ("ADR"), on a U.S. national securities exchange.

* This Security represents a non-income producing security.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 2690, consists of a single portfolio known as Structured Portfolio Plan Defined Portfolio, December 2010 Series.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the Securities and will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                         Portfolio

Objective.

The Trust seeks above-average capital appreciation by investing in a diversified portfolio of 100 common stocks selected through application of a two-part growth and value strategy.

Market Volatility.

Choosing stocks and the right investment vehicles in which to own them can be challenging, regardless of the market environment. To contrast where the stock market has been over the past several years, consider that the total return of the S&P 500 Index was 21.04% to end 1999. Then, for 2000, the market pulled back and at year's end was down -9.10%. During the difficult market years of 2001 and 2002, the index declined a total of 31%. In 2003, the index rebounded to a total return of 28.67%, but was then lower the next four years, though still in positive territory. 2007 was a difficult year due primarily to the sub-prime loan crisis, which affected the overall market and created market volatility. 2008 continued to be a tough year for the markets, and the United States was in a deep recession. In 2008, the S&P 500's return was -36.99%. However, 2009 brought more positive news to the U.S. and global markets, easing some of the worries of both investors and economists. 2010 has also brought more positive news for the markets and the National Bureau of Economic Research has stated that the recession that began in December 2007 ended in June 2009. The markets have continued to advance, and the S&P 500's total return from June 30, 2009, to September 30, 2010 was 27.36%. [Source of returns: Standard & Poor's]

Despite these ups and downs in the market, however, most investors realize that to attain growth potential from their investments they need to have a portion of their portfolio invested in equities since, historically, equities have outperformed other asset classes. And while the stock market will always fluctuate, savvy investors know that buying and holding a portfolio of stocks often can give them the best potential for investment success over the long-term, regardless of market volatility.

While no one can guarantee the performance of an investment vehicle, history has shown that following a disciplined investment approach can be more advantageous than trying to time the market or choosing individual stocks and then trying to time when to sell them. It is believed by Comerica Securities, Inc. ("Comerica") that sticking to a disciplined investment plan has the potential to help investors achieve attractive long-term performance over time.

The Plan.

The Structured Portfolio Plan Defined Portfolio, December 2010 Series is a unit investment trust that seeks to outperform the S&P 500 Index, one of the most widely referenced benchmarks for the U.S. equity market. The portfolio adheres to a disciplined investment process that blends two distinct investing styles: growth and value. Comerica believes that this approach offers investors a better opportunity for investment success, regardless of which investment styles prevail in the market. There can be no assurance the Trust's objective will be met or that securities selected will outperform the S&P 500 Index over the life of this portfolio.

The Strategy.

Looking closely at the history of the stock market shows that it has favored certain investment strategies over others. While many strategies often struggle or fail to outperform an appropriate benchmark, others enjoy a higher rate of success. Failure to outperform the benchmark often results from the inability to consistently adhere to a clearly articulated strategy. While past performance is no guarantee of the future, Comerica believes it remains a good resource for making inferences as to what may lie ahead. The portfolio for the Structured Portfolio Plan Defined Portfolio is selected through the application of the following two strategies.

Part I - Growth Strategy Component. The companies selected for the growth strategy component, as of the selection date, all have low price-to-sales ratios, annual earnings higher than in the previous year, high price momentum and liquidity. The growth strategy component stocks are selected as follows:

Step 1: We begin with all the companies included in the COMPUSTAT(R) database and identify those companies whose:

(a)  market capitalization exceeds $150 million;

(b)  year-over-year earnings per share have improved; and

(c)  price-to-sales ratios are 1.5 or less.

Step 2: From the group of companies identified in Step 1, we select the common stock of the 50 companies with the highest total return over the last one-year time frame for inclusion in the Trust.

Part II - Value Strategy Component. The companies selected for the value strategy component, as of the selection date, all have higher-than-average sales and number of shares outstanding, large capitalizations, high net dividend yields and liquidity. The value strategy component stocks are selected as follows:

Step 1: We begin with all the companies included in the COMPUSTAT(R) database and:

(a)  determine their average market capitalization;

(b)  determine their average number of shares outstanding;

(c)  determine their average cash flow; and

(d)  determine their average sales multiplied by 1.5.

Step 2: We identify those companies whose:

(a) market capitalization is greater than the average market capitalization determined above;

(b) number of common shares outstanding is greater than the average number of shares outstanding determined above;

(c)  cash flow is greater than the average cash flow determined above; and

(d) sales are equal to or greater than the average sales figure determined above.

Step 3: From the companies identified in Step 2, we exclude all stocks classified as electric utility stocks.

Step 4: From the companies identified in Step 3, we select the common stock of the 50 companies with the highest dividend yield for inclusion in the Trust.

All 100 stocks selected above are then equally weighted for inclusion in the Trust. Comerica has been excluded from the universe of securities from which the Trust's Securities were selected.

A Disciplined Philosophy.

The Structured Portfolio Plan Defined Portfolio adheres to a disciplined "buy and hold" philosophy, which maintains that it is better to purchase a portfolio of well-chosen stocks and to hold them for a period of time, rather than to "play the market." This philosophy requires an investor to have discipline and patience in using a consistent strategy based on sensible, rational methods for selecting stocks, and then sticking to the plan through market fluctuations. This philosophy can help eliminate the pitfalls of investing emotionally and the temptation to buy or sell for various reasons that an investor cannot control: the volatility of the stock market, fluctuating interest rates, inflation and the overall economy, or unforeseen events that can affect the market.

Comerica believes this approach has the potential to reward investors over the long term, and allows them to be less concerned with the day-to-day fluctuations of the market.

This investment strategy has been designed for long-term participation. Although the Trust terminates in approximately 13 months, it is designed for investors who intend to stick to this type of strategy investing so they should consider their ability to pursue investing in successive trusts, if available. It is the intention of the Sponsor and Comerica to create a new portfolio annually, applying both the Growth and Value Strategies at that time.

Please note that we applied the strategy which makes up the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of the strategy would have resulted in the selection of different securities.

The Securities for the Trust were selected as of the strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date on which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from the Trust as described under "Removing Securities from the Trust," or are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus, have been excluded from the universe of securities from which the Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, ADRs, limited partnerships and regulated investment companies) on a monthly basis. Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"S&P(R)," "S&P 500(R)," "Standard & Poor's(R)" and "COMPUSTAT(R)" are trademarks of The McGraw-Hill Companies, Inc. The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in this Trust.

Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                       Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 13-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The National Bureau of Economic Research announced that the U.S. economy's recession which began in December 2007 technically ended in June 2009. Despite this announcement, economic activity remains below average levels, the United States continues to experience increased unemployment and stock markets remain below pre-recession levels. The recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted all sectors of the economy. The current economic crisis has also affected the global economy with European and Asian markets suffering historic losses. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Growth Investing Risk. Certain of the Securities held by the Trust are issued by companies which, based upon their higher-than-average price/book ratios, are expected to experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing the Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Securities held by the Trust are issued by companies which, based upon their lower-than-average price/book ratios, are believed to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These common stocks were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

Strategy. Please note that we applied the strategy which makes up the portfolio for the Trust at a particular time. If we create additional Units of the Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of the strategy would have resulted in the selection of different securities. There is no guarantee that the investment objective of the Trust will be achieved.
The actual performance of the Trust will be different than the hypothetical returns of the Trust's comparative index. Because the Trust is unmanaged and follows a strategy, the Trustee will not buy or sell Securities in the event the strategy is not achieving the desired results.

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.

The Trust is concentrated in stocks of consumer product companies.

Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer product companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Foreign Securities. Certain of the Securities in the Trust are issued by foreign companies, which makes the Trust subject to more risks than if it invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of ADRs which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Risks associated with investing in foreign securities may be more pronounced in emerging markets where the securities markets are substantially smaller, less developed, less liquid, less regulated, and more volatile than the securities markets of the United States and developed foreign markets.

Small-Cap Companies. Certain of the Securities in the Trust are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., Lorillard, Inc. or Reynolds American Inc., or of the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or threatened litigation will have on the value of the Securities.

Securities Selection. While Comerica has carefully evaluated and approved the Securities in the Trust for this purpose, it may choose for any reason not to recommend any or all of the Securities for another purpose or at a later date. This may affect the value of your Units. You should note that Comerica, acting in its independent capacity as an investment advisor to individuals, mutual funds, employee benefit plans, and other institutions and persons, may from time to time distribute information concerning the Securities included in the Trust to various individuals and entities in which they recommend or affect the purchase or sale of one or more of the Securities. This may have an effect on the prices of the Securities which is adverse to the interests of Unit holders and may have an impact on the price paid by the Trust for Securities as well as the price received upon redemption or termination. You should also be aware that Securities will generally not be removed from the Trust and additional Units of the Trust may be created even if Comerica no longer believes certain or all of the Securities have the potential to achieve the Trust's objective over the life of the Trust or issues a sell recommendation regarding any of the Securities. In addition, Comerica in its general securities business may act as agent or principal in connection with buying and selling stocks, including the Securities, and may have bought the Securities for the Trust, thereby benefiting. Comerica also may act as market maker, underwrites certain issues and provides investment banking services to companies, which may include the issuers of certain of the Securities in the Trust.

           Hypothetical Performance Information

The following table compares hypothetical performance information for the strategy employed by the Trust and the actual performance of the S&P 500 Index in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trust. Returns from the Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trust begins and ends on various dates.

- The Trust has a maturity longer than one year.

- The Trust may not be fully invested at all times or equally weighted in all stocks comprising its strategy.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

Currency exchange rates may differ.

You should note that the Trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Trust's strategy underperformed its comparative index in certain years; and we cannot guarantee that the Trust will outperform the S&P 500 Index over the life of the Trust or over consecutive rollover periods, if available.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

           COMPARISON OF TOTAL RETURN(2)
  (Strategy figures reflect the deduction of sales
 charges and expenses but not brokerage commissions
                     or taxes.)
 __________________________________________________

           Hypothetical Strategy
           Total Returns(1)           Index
Year       Structured                 Total Returns
           Portfolio                  S&P 500
           Plan Strategy              Index
____       _____________             ______________
1997        33.67%                    33.35%
1998         7.25%                    28.58%
1999        26.19%                    21.04%
2000        13.65%                    -9.10%
2001         7.70%                   -11.88%
2002        -9.90%                   -22.09%
2003        53.72%                    28.67%
2004        18.77%                    10.87%
2005        11.49%                     4.91%
2006        17.36%                    15.78%
2007        -1.75%                     5.49%
2008       -44.64%                   -36.99%
2009        23.60%                    26.47%
2010        14.22%                     7.88%
(thru 11/30)

________________

(1) The Structured Portfolio Plan Strategy stocks for a given year consist of the common stocks selected by applying the Structured
Portfolio Plan Strategy as of the beginning of the period (and not the date the Trust actually sells Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested monthly. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by the Trust in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the table, over the full years listed above, the Structured Portfolio Plan Strategy and S&P 500 Index achieved an average annual total return of 9.37% and 5.00%, respectively.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of the Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and the creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from January 20, 2011 through March 18, 2011. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                              Your maximum     Dealer
If you invest                 sales charge     concession
(in thousands):*              will be:         will be:
_________________________________________________________
$50 but less than $100        2.70%            2.00%
$100 but less than $250       2.45%            1.75%
$250 but less than $500       2.20%            1.50%
$500 but less than $1,000     1.95%            1.25%
$1,000 or more                1.40%            0.75%

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use Rollover proceeds from a previous series of the Trust, termination proceeds from other unit investment trusts with a similar strategy as the Trust, or your redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trust at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the Sponsor and our related companies and dealers may purchase Units at the Public Offering Price less 1.75%. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of the Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries such as broker/dealers and banks for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more). In addition, for Units purchased by employees, officers and directors (and immediate family members) of the Sponsor, its related companies and dealers, this amount will be reduced to 0.5% of the sales price of these Units.

Eligible dealer firms and other selling agents who sell Units of the Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales(in millions)                  Additional
                                          Concession
_____________________                     ___________
$10 but less than $12.5                   0.10%
$12.5 but less than $15                   0.15%
$15 or more                               0.20%


Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for the Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Notes to Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing supervisory services, the Portfolio Supervisor will purchase research services from Comerica for a fee not to exceed $.0025 per Unit sold. As Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Accounts of the Trust, the Trustee has the power to sell Securities in the Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trust.

The Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that the Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.

If the Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If the Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011. Because these lower rates expire after December 31, 2010, it is unlikely that you will receive any long-term capital gains from the Trust eligible for these lower rates. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years. Proposals have been introduced that would extend the rates in effect in 2010 beyond 2010, but there is currently uncertainty about the details of such proposals and whether they will be finally enacted into law.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in the Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by the Trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from the Trust rolled over into a future series of the Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before the Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by the Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by the Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by the Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from the Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by the Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through the Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to the Trust or to you.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trust for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trust is not treated as a corporation for federal income tax purposes, it will not be taxed as a corporation for New York State and New York City tax purposes, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold Units through First Trust's online transaction system which enables certain financial representatives to process Unit trades through the First Trust Advisor Direct system ("Advisor Direct"), your ownership of Units ("Advisor Direct Units") will be recorded in book-entry form on the register of Unit holdings maintained by the Trustee. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the Trustee, with respect to Advisor Direct Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from Advisor Direct or the Trustee with respect to Advisor Direct Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or Advisor Direct or the Trustee, if you hold Advisor Direct Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the Trust's Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of the Trust.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of the Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of the Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank (or Advisor Direct with respect to Advisor Direct Units, as applicable) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to Advisor Direct, if you hold Advisor Direct Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold Advisor Direct Units, the date the redemption request is received either by Advisor Direct or the Trustee, as applicable (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to Unit holders who purchased through Advisor Direct. No In-Kind Distribution requests submitted during the 30 business days prior to the Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the "Rollover Notification Date" stated in the "Summary of Essential Information." If you make this election you will be considered a "Rollover Unit holder," and your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as "Distribution Agent," during the "Special Redemption and Liquidation Period" set forth in the "Summary of Essential Information." The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

            Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of the Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, the Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                      Information on
                Comerica Securities, Inc.,
            the Sponsor, Trustee and Evaluator

Comerica Securities, Inc.

As a trusted name in the industry, Comerica Securities, Inc. provides expertise and guidance to help investors reach their investment objectives. Comerica Securities, Inc. is a subsidiary of Comerica Bank and Comerica Incorporated. Comerica Securities, Inc. is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). Comerica Securities, Inc.'s principal offices are at 201 W. Fort Street, Detroit, Michigan 48226.

Comerica's Wealth Management team consists of various divisions and affiliates of Comerica Bank and also subsidiaries of Comerica Bank including World Asset Management, Inc.; Wilson, Kemp & Associates, Inc.; Comerica Insurance Services, Inc. and its affiliated insurance agencies; and Comerica Securities, Inc.

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $130 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2009, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $46,346,504 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities for the Trust; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 30


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Page 31


                                 First Trust(R)

       Structured Portfolio Plan Defined Portfolio, December 2010 Series
                                    FT 2690

                                   Sponsor:

                      First Trust Portfolios L.P.
                      Member SIPC o Member FINRA
                        120 East Liberty Drive
                        Wheaton, Illinois 60187
                            1-800-621-1675

                               Trustee:

                         The Bank of New York Mellon

                          101 Barclay Street
                       New York, New York 10286
                            1-800-813-3074
                         24-Hour Pricing Line:
                            1-800-446-0132

                            ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus
    for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                            ________________________

      This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:


        -  Securities Act of 1933 (file no. 333-170240) and


        -  Investment Company Act of 1940 (file no. 811-05903)

       Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
     D.C. Information regarding the operation of the SEC's Public Reference
           Room may be obtained by calling the SEC at 1-202-942-8090.

     Information about the Trust is available on the EDGAR Database on the
                             SEC's Internet site at
                              http://www.sec.gov.

                     To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                               December 14, 2010


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 32

                            First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 2690 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated December 14, 2010. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                      1
   Dividends                                                       1
   Foreign Issuers                                                 1
   Small-Cap Companies                                             2
Litigation
   Tobacco Industry                                                2
Concentration
   Consumer Products                                               3
Equity Securities Selected for Structured Portfolio Plan Defined
Portfolio, December 2010 Series                                    4

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities included in the Trust consist of securities of foreign issuers, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the

Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trust to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Tobacco Industry. Certain of the issuers of Securities in the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentration

Consumer Products. An investment in the Trust should be made with an understanding of the problems and risks inherent in an investment in the consumer products sector in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

    Equity Securities Selected for Structured Portfolio Plan Defined
                     Portfolio, December 2010 Series

Growth Strategy
__________________

Air Transport Services Group, Inc., headquartered in Wilmington, Ohio, through its subsidiaries, provides aircraft, airline operations, and other related services primarily to the shipping and transportation industries.

AudioCodes Ltd., headquartered in Airport City, Israel, designs, develops and sells products for voice, data and video over IP networks.

Axcelis Technologies, Inc., headquartered in Beverly, Massachusetts, is a producer of ion implantation, dry strip and photostabilization equipment used in the fabrication of semiconductors in the United
States, Europe and Asia Pacific.

BorgWarner, Inc., headquartered in Chicago, Illinois, is a supplier of engineered systems and components, primarily for automotive powertrain applications.

Buckeye Technologies Inc., headquartered in Memphis, Tennessee, produces value-added, cellulose-based specialty products made up from both wood and cotton, utilizing wetlaid and airlaid technologies.

Callon Petroleum Company, headquartered in Natchez, Mississippi, engages in the exploration, development, acquisition, and production of oil and gas properties.

Casual Male Retail Group Inc., headquartered in Canton, Massachusetts, is a retailer of big and tall men's apparel. The company has store locations throughout the United States, Canada, and the United Kingdom and also has electronic commerce and catalog operations.

Cheniere Energy, Inc., headquartered in Houston, Texas, through its subsidiaries, engages in the development, construction, ownership, and operation of onshore liquefied natural gas receiving terminals and natural gas pipelines in the Gulf Coast of the United States.

Coinstar, Inc., headquartered in Bellevue, Washington, owns and operates a multinational fully automated network of self-service coin-counting machines installed primarily in supermarkets across the United States, in Canada and in the United Kingdom.

Commercial Vehicle Group, Inc., headquartered in New Albany, Ohio, together with its subsidiaries, designs and manufactures integrated system solutions for the commercial vehicle markets worldwide.

CompuCredit Holdings Corp., headquartered in Atlanta, Georgia, provides credit and related financial services and products to underserved consumer credit market, a market represented by credit risks that regulators classify as "sub-prime", in the United States.

Cost Plus, Inc., headquartered in Oakland, California, operates retail stores, specializing in the sale of casual home living and entertainment products, under the name "Cost Plus World Market," mainly in the western United States.

CPI Corp., headquartered in St. Louis, Missouri, through its subsidiaries, manufactures and sells professional portrait photography of young children, individuals, and families.

DDI Corp., headquartered in Anaheim, California, provides electronics design, development and manufacturing services to original equipment manufacturers and others, specializing in providing technologically advanced services to customers on a short turnaround basis.

DineEquity, Inc., headquartered in Glendale, California, is a family restaurant chain that serves a wide variety of breakfast, lunch and dinner selections. The company's restaurants are primarily franchised in the United States, Canada and Japan.

Global Ship Lease Inc., headquartered in London, England, engages in owning and chartering out container ships under long-term time charters.

IDT Corporation (Class B), headquartered in Newark, New Jersey, operates as a telecommunications and energy company.

Innospec, Inc., headquartered in Cheshire, England, engages in the manufacture, distribution, and marketing of fuel additives and specialty chemicals to oil refineries, and other chemical and industrial companies worldwide.

International Coal Group, Inc., headquartered in Scott Depot, West Virginia, together with its subsidiaries, produces coal in the northern and central Appalachian regions of the United States.

Intersections Inc., headquartered in Chantilly, Virginia, provides branded and fully customized identity management solutions.

KEMET Corporation, headquartered in Simpsonville, South Carolina, makes a full line of capacitors using two types of dielectrics, solid tantalum and multilayer ceramic. The company makes its capacitors in many different sizes and configurations.

Krispy Kreme Doughnuts Inc., headquartered in Winston-Salem, North Carolina, operates as a branded retailer and wholesaler of doughnuts and packaged sweets.

Loral Space & Communications Inc., headquartered in New York, New York, together with its subsidiaries, operates as a satellite communications company.

Mercer International Inc., headquartered in Vancouver, British Columbia, Canada, together with its subsidiaries, manufactures and sells pulp produced from wood chips and pulp logs.

Metropolitan Health Networks Inc., headquartered in West Palm Beach, Florida, through its subsidiaries, operates provider service networks
(PSN) in the United States.

Motorcar Parts of America, Inc., headquartered in Torrance, California, together with its subsidiaries, remanufactures and distributes alternators and starters for import and domestic cars, light trucks, heavy duty, agricultural, and industrial applications in the United States and Canada.

NN, Inc., headquartered in Johnson City, Tennessee, manufactures and supplies high-precision bearing components consisting of balls, cylindrical rollers, tapered rollers, seals and plastic and metal retainers, for bearing manufacturers for the North American and European markets.

Pacer International, Inc., headquartered in Concord, California, is a truck broker and an intermodal marketing company that facilitates the movement of freight by trailer or container using two or more modes of transportation.

Park-Ohio Holdings Corp., headquartered in Cleveland, Ohio, provides supply chain logistics services to multinational manufacturers. In addition, the company manufactures cast aluminum components for automotive, agricultural equipment, heavy-duty truck and construction equipment manufacturers. It also provides value-added services, such as design, engineering, machining and assembly.

PDI, Inc., headquartered in Parsippany, New Jersey, provides outsourced promotional services to various companies in the pharmaceutical, biotechnology and healthcare industries in the United States.

Pier 1 Imports, Inc., headquartered in Fort Worth, Texas, retails decorative home furnishings, gifts and related items from about 60 countries worldwide. The company operates stores in the United States, Canada, Japan, Mexico, Puerto Rico and the United Kingdom.

Power-One, Inc., headquartered in Camarillo, California, makes standard linear AC/DC products; low-range, mid-range and high-range power switchers; DC/DC converters; and custom products for select original equipment manufacturers to meet unique requirements in size, wattage or configuration. The company markets to both distributors and original equipment manufacturers (OEMs) in the communications, automatic test equipment, medical equipment, industrial and other electronic equipment industries.

Quality Distribution Inc., headquartered in Tampa, Florida, together with its subsidiaries, engages in the truckload transportation of bulk chemicals in North America.

Quiksilver, Inc., headquartered in Huntington Beach, California, designs, produces and distributes casual sportswear, accessories and related products for young men, boys and young women. The company's products are sold under the labels of "Quiksilver," "Quiksilver Roxy," "Raisins," "Radio Fiji" and "Hawk Clothing." The company distributes its products in the United States, Europe and Japan.

Ruth's Hospitality Group Inc., headquartered in Heathrow, Florida, together with its subsidiaries, operates restaurants in the United States and internationally.

Sauer-Danfoss, Inc., headquartered in Lincolnshire, Illinois, engages in the design, manufacture and sale of engineered hydraulic, electric and electronic systems and components that generate, transmit and control power in mobile equipment.

Shiloh Industries, Inc., headquartered in Valley City, Ohio, manufactures and sells first operation blanks, engineered welded blanks, complex stampings, and modular assemblies for the automotive, heavy truck, and other industrial markets in the United States.

Sinclair Broadcast Group, Inc., headquartered in Hunt Valley, Maryland, a television broadcasting company, engages in the ownership and provision of programming, operating, and sales services to television stations in the United States.

SunOpta Inc., headquartered in Norval, Ontario, Canada, is engaged in natural food product sourcing, processing and packaging; the distribution and recycling of environmentally responsible aggregate products; and the engineering of a clean pulping system.

Tenneco Automotive Inc., headquartered in Lake Forest, Illinois, makes and sells automotive exhaust system parts and ride control products for the original equipment market and aftermarket, and packaging products for consumer and commercial markets.

TPC Group Inc., headquartered in Houston, Texas, produces specialized lines of chemical products to chemical and petroleum based companies worldwide.

TriMas Corporation, headquartered in Bloomfield Hills, Michigan, designs, manufacturers and distributes various products for commercial, industrial, and consumer markets worldwide.

TRW Automotive Holdings Corp., headquartered in Cleveland, Ohio, designs, manufactures and sells products and systems in seven industry segments: occupant safety systems, chassis systems, automotive electronics, other automotive, space and electronics systems, information technology and aeronautical systems.

Tuesday Morning, headquartered in Addison, Texas, is a closeout retailer of upscale home furnishings, gifts and related items in the United States.

United Continental Holdings Inc., headquartered in Elk Grove Township, Illinois, through its subsidiary, United Air Lines, Inc., provides transportation of persons, property, and mail in the United States and internationally.

United Rentals, Inc., headquartered in Greenwich, Connecticut, operates as an equipment rental company in North America.

US Airways Group, Inc., headquartered in Tempe, Arizona, a holding company, provides airline services for passengers and cargo in the United States and internationally.

Wabash National Corporation, headquartered in Lafayette, Indiana, engages in the design, manufacture, and marketing of truck trailers and transportation equipment in North America.

Westell Technologies, Inc. (Class A), headquartered in Aurora, Illinois, is a telecommunications equipment manufacturing company that provides broadband access solutions, including local loop access equipment, digital subscriber lines, network transmission products and application services.

Western Refining, Inc., headquartered in El Paso, Texas, operates as an independent crude oil refiner and marketer of refined products.


Value Strategy
__________________

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, manufactures and sells a wide range of healthcare products and services worldwide. They specialize in nutritional, vascular, diagnostics and pharmaceutical products.

Altria Group, Inc., headquartered in Richmond, Virginia, is the parent company of Philip Morris USA and Philip Morris Capital Corporation. The company manufactures, markets and distributes a variety of branded cigarettes and tobacco products. The company also has an interest in a beer brewery company.

Ameren Corporation, headquartered in St. Louis, Missouri, is a public utility holding company whose subsidiaries provide electricity and natural gas to customers in Missouri and Illinois.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

BCE Inc., headquartered in Montreal, Quebec, Canada, with subsidiaries and affiliates, provides telecommunications services in Canada, publishes telephone directories in Canada and internationally, and designs and builds telecommunications networks globally.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Campbell Soup Company, headquartered in Camden, New Jersey, operates with its consolidated subsidiaries as a manufacturer and marketer of soups and a manufacturer of juice beverages, sauces, biscuits and confectionery products.

CenterPoint Energy, Inc., headquartered in Houston, Texas, through its subsidiaries, operates as an energy delivery company in the United States.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products, provides leasing and financing, and provides investment management services to institutions, corporations, and individuals.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

CMS Energy Corporation, headquartered in Jackson, Michigan, an energy holding company operating through subsidiaries in the United States and in selected markets around the world.

ConAgra Foods, Inc., headquartered in Omaha, Nebraska, is a diversified food company that operates across the food chain, from agricultural input to the production and sale of branded consumer products.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Consolidated Edison, Inc. (Con Edison), headquartered in New York, New York, owns all of the outstanding common stock of Consolidated Edison Company of New York, Inc., which provides electric service in all of New York City (except part of Queens) and most of Westchester County. It also provides gas service in Manhattan, the Bronx and parts of Queens and Westchester, and steam service in parts of Manhattan.

Constellation Energy Group, headquartered in Baltimore, Maryland, supplies electricity and gas in Baltimore and in all or part of ten counties in central Maryland; and invests in various real estate projects, develops alternative energy projects and sells and services gas and electric appliances.

Dominion Resources, Inc., headquartered in Richmond, Virginia, supplies electricity in Virginia and North Carolina; participates in independent power production projects; acquires and develops natural gas reserves; and offers diversified financial services.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Enbridge Inc., headquartered in Calgary, Alberta, Canada, is a crude oil and liquids pipeline system company.

Fidelity National Financial, Inc., headquartered in Jacksonville, Florida, is engaged in issuing title insurance policies and performing other title-related services arising from real estate closings. The company utilizes both in-house employees and independent agents in providing its services.

H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, manufactures, packages and sells processed food products throughout the world. The company's products include ketchup, sauces/condiments, pet food, seafood products, baby food, soups, lower-calorie products, bakery products, frozen dinners and entrees, and frozen pizza. The company also provides weight control services.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."

Kraft Foods Inc., headquartered in Northfield, Illinois, is engaged in the manufacture and sale of retail packaged foods in the United States, Canada, Europe, Latin America and Asia Pacific.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacture and marketing of cigarettes. The company sells to distributors and retailers in the United States.

MeadWestvaco Corporation, headquartered in Stamford, Connecticut, is a global company engaged in packaging, coated and specialty papers, consumer and office products, and specialty chemicals businesses.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company's business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and New England.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products, including hot-rolled and cold-rolled sheet, galvanized sheet, cold finished steel and more.

NYSE Euronext, headquartered in New York, New York, through its subsidiaries, offers securities listing, trading, and related information products and services in the United States and Europe.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

PG&E Corporation, headquartered in San Francisco, California, is an energy-based holding company that owns Pacific Gas and Electric Co., a natural gas and electric utility in the United States.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products.

Pitney Bowes Inc., headquartered in Stamford, Connecticut, is a provider of global, integrated mail and document management solutions for organizations of all sizes.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, generates, transmits, distributes and sells electric energy, and produces, transmits, distributes and sells natural or manufactured gas in New Jersey.

R. R. Donnelley & Sons Company, headquartered in Chicago, Illinois, prepares, produces and delivers integrated communications services that produce, manage and deliver its customers' content, regardless of the communications medium.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."

Rogers Communications, Inc. (Class B), headquartered in Toronto,
Ontario, Canada, through its subsidiaries, provides communications, entertainment and information services in Canada.

SCANA Corporation, headquartered in Columbia, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as in the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina.

Spectra Energy Corporation, headquartered in Houston, Texas, gathers, processes, distributes and stores natural gas.

Sun Life Financial Inc., headquartered in Toronto, Ontario, Canada, offers a range of wealth accumulation and protection products and services to individuals and corporate customers. The company's product portfolio includes individual life insurance, individual annuity and saving products, group life and health insurance, group pensions and retirement products, mutual funds, asset management services, individual health insurance, and reinsurance-life retrocession.

SYSCO Corporation, headquartered in Houston, Texas, is the largest marketer and distributor of foodservice products in North America. The company provides food products and related services to restaurants, healthcare and educational facilities, lodging establishments and other foodservice operations across the contiguous United States and portions of Alaska and Canada.

TELUS Corporation, headquartered in Vancouver, British Columbia, Canada, is a telecommunication company offering local, long distance, wireless, data, Internet and e-business products and services.

TransCanada Corporation, headquartered in Calgary, Alberta, Canada, transmits, markets and processes energy in North America and around the world. Its pipeline system transports natural gas and crude oil.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Waste Management, Inc., headquartered in Houston, Texas, is an international waste management company providing disposal services, collection and transfer services, recycling and resource recovery services and hazardous waste management. The company serves commercial, residential, municipal and industrial clients throughout the United States and globally.

Xcel Energy, Inc., headquartered in Minneapolis, Minnesota, is engaged in the generation, transmission and distribution of electricity and natural gas.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                               S-1

                           SIGNATURES

     The Registrant, FT 2690, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1318; FT 1392; FT
1393;  FT  1422; FT 1423; FT 1524; FT 1525; FT 1573; FT 1590;  FT
1635;  FT  1638; FT 1639; FT 1693; FT 1711; FT 1712; FT 1770;  FT
1809;  FT  1829; FT 1859, FT 1863 FT 1888; FT 1894; FT  1911;  FT
1937;  FT  1977; FT 1991; FT 1994; FT 2038; FT 2051; FT 2057;  FT
2079;  FT  2092; FT 2106; FT 2107; FT 2126; FT 2159; FT 2165;  FT
2170;  FT  2181; FT 2220; FT 2253; FT 2261; FT 2311; FT 2356;  FT
2364;  FT  2386; FT 2408; FT 2427; FT 2462; FT 2482; FT 2488;  FT
2489;  FT  2517; FT 2530; FT 2548; FT 2603; FT 2611; FT 2617;  FT
2618; FT 2659; FT 2668; FT 2681 and FT 2709 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 2690, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on December 14, 2010.

                              FT 2690

                              By:  FIRST TRUST PORTFOLIOS L.P.
                                   Depositor



                              By:  Jason T. Henry
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

     Name                 Title*                       Date

James A. Bowen  Director  of  The   Charger  )   December 14, 2010
                Corporation,  the   General  )
                Partner   of  First   Trust  )
                Portfolios L.P.              )
                                             )
                                             )
                                             )   Jason T. Henry
                                             )   Attorney-in-Fact**




       * The title of the person named herein represents his capacity in and relationship to First Trust Portfolios
       L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                               S-3

    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


     We consent to the use in this Amendment No. 2 to Registration Statement 333-170240 on Form S-6 of our report dated December 14, 2010 relating to the financial statement of FT 2690, comprising Structured Portfolio Plan Defined Portfolio, December 2010 Series, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.






DELOITTE & TOUCHE LLP


Chicago, Illinois
December 14, 2010

                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT 785).

1.1.1 Form of Trust Agreement for FT 2690 and certain subsequent Series, effective December 14, 2010 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).



1.6     Underwriter   Agreement  (incorporated  by  reference  to
        Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
        Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-
         169625] filed on behalf of FT 2669).

                               S-7